EXHIBIT (a)(10)


Company Press Release

SOURCE: Hollywood Entertainment Corporation

Hollywood Entertainment Corporation Fails to Reach Minimum Number of Shares Required Under its Self-Tender Offer


PORTLAND, Ore., Jan. 26 /PRNewswire/ -- Hollywood Entertainment Corporation (Nasdaq: HLYW - news), dba Hollywood Video (the "Company"), a chain of 907 corporate-owned video rental superstores operating in 42 states as of December 31, 1997, today announced that its self-tender offer, commenced on December 23, 1997 to purchase between 8,045,454 and 16,818,181 shares of its Common Stock at $11.00 per share failed because the minimum number of shares was not tendered.


Mark J. Wattles, chairman and chief executive officer of the Company, stated: "I would like very much to own a larger percentage of the Company and am therefore disappointed in the results. However, I believe the Company provides great opportunity with or without a successful tender and I am looking forward to participating in that opportunity as Hollywood's principal shareholder."


The Company also announced that its Board of Directors had authorized the repurchase by the Company from time to time in the open market and otherwise of up to $7 million of its common stock (the maximum currently permitted under its senior subordinated notes) at then prevailing market prices. Hollywood Video is the second largest video store chain in the United States.


Hollywood Video superstores average approximately 7,500 square feet and typically carry 10,000 titles and 16,000 videocassettes. According to video industry analyst Paul Kagan Associates, Inc., the Company operates the highest volume video stores in the country. The Company opened 33 new stores in 1994, 121 new stores in 1995, 250 new stores in 1996 and 356 new stores in 1997.